

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. James Ditanna
President
Verilink Corporation
501 South Johnstone
Suite 501
Bartlesville, Oklahoma 74003

June 10, 2008

Re: **Verilink Corporation**
Item 4.01 Form 8-K
Filed May 2, 2008, as amended June 9, 2008
File No. 0-28562

Dear Mr. Ditanna:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Michael Henderson
      Staff Accountant